UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Deborah Waterhouse
b)	Position/status	CEO, ViiV Healthcare and President, GSK Global Health
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction
Following the vesting on 10 February 2024 of 50% of an award made on 10 February 2021 under the GlaxoSmithKline Deferred Investment Award Programme, Deborah Waterhouse will receive a cash payment of £756,962.38 less applicable tax withholding in respect of 45,600.144 notional Ordinary Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.60	45,600.144

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Regis Simard
b)	Position/status	President, Global Supply Chain
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction
Following the vesting on 10 February 2024 of 50% of an award made on 10 February 2021 under the GlaxoSmithKline Deferred Investment Award Programme, Regis Simard will receive a cash payment of £378,481.19 less applicable tax withholding in respect of 22,800.072 notional Ordinary Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.60	22,800.072

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Luke Miels
b)	Position/status	Chief Commercial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction
Following the vesting on 10 February 2024 of 50% of an award made on 10 February 2021 under the GlaxoSmithKline Deferred Investment Award Programme, Luke Miels will receive a cash payment of £756,962.38 less applicable tax withholding in respect of 45,600.144 notional Ordinary Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.60	45,600.144

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-10
f)	Place of the transaction	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 13, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc